Exhibit 99(b)(1)

                                   Page 1 of 2

                                COMMITMENT LETTER

May 24, 2004

Mr. David L. Gussack
President
GBC Acquisition Corp.
44 High Street
West Nyack, NY 10994

Re: $6,000,000 Term Loan.

KeyBank is pleased to advise GBC Acquisition Corp. and General Bearing Corp. (collectively "GBC" or the "Company") of its commitment to provide a $6,000,000 term loan upon the terms and subject to the conditions set forth or referred to in this letter and in the Financing Proposal attached hereto (collectively, "this Commitment Letter").

By accepting delivery of this Commitment Letter, the Company agrees that this Commitment Letter shall not, under any circumstances be disclosed by the Company or its agents, representatives or advisors, directly or indirectly, to any other financial institution. Notwithstanding the preceding sentence, following the acceptance of the provisions hereof by the Company and return of an executed counterpart of this Commitment Letter, the Company may disclose the existence and amount of KeyBank's commitment hereunder, and of KeyBank's identity to the public or to the extent it is required by law. The obligations hereunder of the Company with respect to confidentiality and non-disclosure shall survive the expiration or termination of this Commitment Letter.

KeyBank's commitment as described herein are subject to (a) the execution and delivery of this Commitment Letter to KeyBank on or before May 31, 2004 (b) the preparation, execution and delivery of mutually acceptable loan documentation, including a credit agreement and related documents reflecting the terms and conditions outlined in this Commitment Letter, all in form and substance acceptable to KeyBank and its counsel; (c) KeyBank's completion of, and its reasonable satisfaction in all respects with the results of, its ongoing due diligence investigation of the business, assets, financial condition, prospects and material agreements of the Company and its subsidiaries; (d) the absence of
(i) a material adverse change in the business, condition (financial or otherwise), operations, properties or prospects of the Company or any of its subsidiaries, and (e) the accuracy of all representations that the Company makes to KeyBank and all information that the Company furnishes to KeyBank; (f) the Company's compliance with the terms of this Commitment Letter; (h) the payment in full of all fees, expenses and other amounts payable hereunder; and (i) a closing of the Facilities on or before July 30, 2004 (the "Commitment Expiration Date").

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May 24, 2004                      Page 2 of 2

If the foregoing correctly sets forth the agreement of the Company and KeyBank, please indicate the Company's acceptance of the terms hereof by signing in the appropriate space below and returning to KeyBank the enclosed duplicate originals of this Commitment Letter.

KeyBank is pleased to have the opportunity to assist General Bearing Corporation in this important transaction.

Sincerely,

KEYBANK NATIONAL ASSOCIATION


By:
    --------------------------------
Name:  Joseph F. Markey
Title: Senior Vice President

Accepted and agreed to:

GBC Acquisition Corp.

By:
    --------------------------------
Name:  David L. Gussack
Title: President